SEC FILE NUMBER: 001-39693

CUSIP NUMBER: G9103H102; G9103H110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 28, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_________

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                         .

PART I — REGISTRANT INFORMATION

Triterras, Inc.

Full Name of Registrant

Former Name if Applicable

9 Raffles Place, #23-04 Republic Plaza

Address of Principal Executive Office (Street and Number)

Singapore, Singapore 048619

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by Triterras, Inc. (the “Company”) in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2021, KPMG LLP, the Company’s former independent registered public accounting firm, resigned from its position, effective January 20, 2021, and the Board of Directors (the “Board”) of the Company accepted such resignation on January 21, 2021. As previously disclosed by the Company in its Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 22, 2021, the Audit Committee (the “Audit Committee”) of the Board approved on June 17, 2021, the engagement of Nexia TS Public Accounting Corporation (“Nexia”) as the Company’s independent registered public accounting firm to conduct the audit (the “Audit”) of the Company’s consolidated financial statements for the fiscal year ended February 28, 2021 to be included in the Company’s Annual Report on Form 20-F for the fiscal year ended February 28, 2021 (the “2021 Annual Report”). Due to the nature of and time constraints inherent in the process for the Company to diligently search for and engage a new independent registered public accounting firm and for Nexia to complete the Audit, the Company was not able to file its 2021 Annual Report by the prescribed due date without unreasonable effort or expense. As of the date hereof, the Company expects that the Audit by Nexia will not be completed, and the Company will not be in a position to file the 2021 Annual Report, within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company intends to file the 2021 Annual Report as soon as practicable after the Audit is completed by Nexia.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Srinivas Koneru, Director, Executive Chairman and Chief Executive Officer	(+65)	6661 9240
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the Company’s consolidated financial statements for the fiscal year ended February 28, 2021 to be included in the 2021 Annual Report will reflect significant changes in results of operations from the fiscal year end February 29, 2020. The Company expects that such changes primarily will reflect only nine months of revenue-generating operations of the Trade Discovery module, and one month of revenue-generating operations of the Trade Finance module, in the fiscal year ended February 29, 2020 but full twelve months of revenue-generating operations of such modules in the fiscal year ended February 28, 2021. As a result of the issues noted above in Part III hereof, a reasonable estimate of the anticipated changes cannot be made at this time.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in the Company’s Form 20-F (001-39693) filed with the SEC on November 16, 2020 and in the Company’s other filings with the SEC as well as risks relating to completion of the Audit, such as the ability of the Nexia to complete the Audit, any potential adjustments to the Company’s financial statements that may be necessary in connection with completion of the Audit and the timing of such completion. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

TRITERRAS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2021	By:	/s/ Srinivas Koneru
	Name: Title:	Srinivas Koneru Executive Chairman and Chief Executive Officer

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